ABSA

RECEIVED

2006 OCT 26 P 1: 4

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

20 October 2006

06017731

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

**FILE REFERENCE NO.
082-04569**

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS IN ABSA GROUP SHARES

Attached please find a copy of an announcement in respect of Directors' dealings in Absa Group Limited shares as published on the Johannesburg Securities Exchange's News Service (SENS) on Friday 13 October 2006.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

**W R SOMERVILLE
GROUP COMPANY SECRETARY**

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Limited the following information is disclosed.

Name:	D C Brink
Designation:	Absa Group Limited deputy chairman and Absa Bank Limited deputy chairman
Date of transaction:	12 October 2006
Number of shares purchased:	4 897 at 9 680 cents per share
Nature of transaction:	Purchase of shares
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R474 029.60
Nature of interest:	Direct beneficial

Clearance has been obtained in respect of this dealing in securities.

Johannesburg
13 October 2006

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited